SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
                    Under the Securities Exchange Act of 1934

                       UNIVERSAL CAPITAL MANAGEMENT, INC.
                       ----------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                 --------------
                                 (CUSIP Number)

                               WILLIAM R. COLUCCI
                               2501 TURK BOULEVARD
                         SAN FRANCISCO, CALIFORNIA 94118
                                 (415) 710-1296
                  (Name, Address and Telephone Number of Person
                -------------------------------------------------
                Authorized to Receive Notices and Communications)


                                  MAY 16, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1)    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)
      WILLIAM COLUCCI

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2)    Check the Appropriate Box if a Member of a Group
      (a) |_|
      (b) |_|

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3)    SEC Use Only

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4)    Source of Funds

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5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)  |_|

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6)    Citizenship or Place of Organization
      UNITED STATES OF AMERICA

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Number of Shares     7)   Sole Voting Power                              300,000
Beneficially Owned
By Each Reporting    -----------------------------------------------------------
Person With          8)   Shared Voting Power                           ________

                     -----------------------------------------------------------
                     9)   Sole Dispositive Power                         300,000

                     -----------------------------------------------------------
                     10)  Shared Dispositive Power                      ________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person       300,000

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12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  |_|

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13)   Percent of Class Represented by Amount in Row (11)                   6.04%

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14)   Type of Reporting Persons (See Instructions)
      IN

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

ITEM 1. SECURITY AND ISSUER.


The securities that are the subject of this statement are common stock, par value $.001 per share, of Universal Capital Management, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 2601 Annand Drive, Suite 16, Wilmington, Delaware 19808.


ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of William Colucci, the Vice President and Secretary of the Issuer. Mr. Colucci's address is 2501 Turk Boulevard, San Francisco, California 94118.

During the last five years, Mr. Colucci was not convicted in a criminal proceeding, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Mr. Colucci is a citizen of the United States of America.


ITEM 4 PURPOSE OF TRANSACTION.

Mr. Colucci was granted options to purchase 50,000 shares of the Issuer's common stock on May 16, 2006 at an exercise price of $2.00 per share. The options expire on May 16, 2016.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

Mr. Colucci owns 250,000 shares of the Issuer's common stock and options to purchase 50,000 shares of the Issuer's common stock at an exercise price of $2.00 per share. Collectively, these securities represent 6.04% of the Issuer's outstanding common stock at May 18, 2006 (based upon 4,916,134 shares outstanding on April 14, 2006 as reported in the Issuer's Definitive Proxy Statement dated April 27, 2006, in addition to the number of options exercisable by Mr. Colucci within 60 days). Mr. Colucci has the sole power to vote and the sole power to dispose of such shares.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 19, 2006                       /s/ William R. Colucci
                                         ---------------------------
                                             William R. Colucci